EXHIBIT 4.11

DEMAND PROMISSORY NOTE

April 13, 2006	Cdn. $1,500,000

FOR VALUE RECEIVED, Vannessa Ventures Ltd., a corporation incorporated under the laws of British Columbia (the "Corporation") hereby promises to pay ON DEMAND, provided such demand is made after the earlier of:

(a)

the occurrence of an Event of Default (as that term is defined in the Secured Convertible Debenture dated March 1, 2006 given by the Corporation to the Holder); and

(b)

June 30, 2006,

to Exploram Enterprises Ltd., together with its successors and assigns (the "Holder"), the amount of Cdn. $1,500,000 (the "Advance Amount"), in lawful money of Canada at the principal offices of Exploram Enterprises Ltd. in Calgary, Alberta, and to pay interest on the outstanding amount owing from time to time at the rate of 9.5% per annum commencing on the date of this Promissory Note until full and final payment.  Interest accruing and due hereunder shall be payable in cash, monthly in arrears, on the last day of each month commencing on April 30, 2006 in lawful money of Canada, at Calgary, Alberta.  The Advance Amount or any part thereof may be repaid in whole or in part at any time by the Corporation without penalty.

This Note is secured by a general security agreement provided by the Corporation to the Holder on March 1, 2006.

The Corporation will pay on demand all costs of collection and legal fees on a solicitor and his own client full indemnity basis paid or incurred by the Holder in enforcing the obligations of the Corporation hereunder.

The Corporation waives presentment, demand, notice of dishonor, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right under this Note.  No waiver of any right shall be effective unless in writing and signed by the Holder, nor shall a waiver on one occasion be construed as a bar to or waiver of any such right on any future occasion.

This Note shall be governed by and construed in accordance with the laws in force from time to time in the Province of Alberta, Canada, without regard to its choice of law principles.

Dated this 13th day of April, 2006.

VANNESSA VENTURES LTD.

By: ________________________________

Name:

John Morgan

Title:

President

By: ________________________________

Name:

Cameron Boyer

Title:

Controller

EXPLORAM ENTERPRISES LTD.

1700, 635 – 8th Avenue S.W.

Calgary, Alberta  T2P 3M3

April 13, 2006

Vannessa Ventures Ltd.

#220, 1010 – 1st Street S.W.

Calgary, AB  T2R 1K4

Attention:  John Morgan, President

Dear John:

Re:

Financing Offer – Demand Loan

This letter sets out the terms upon which Exploram Enterprises Ltd. ("Exploram") may advance funds to Vannessa Ventures Ltd. ("Vannessa").

Purpose:	To provide funds to Vannessa to be used for the purpose of Industrias Infinito S.A. ("Industrias") acquiring land adjacent to the lands currently owned by Industrias at the Crucitas mine.
Amount:	$1,500,000 Cdn. ("Funds")
Interest:	9.5% per annum, payable monthly.
Demand Promissory Note:

Vannessa to provide a promissory note ("Note") for the Funds to Exploram, payable on demand, provided such demand is made after the earlier of:

(a)

the occurrence of an Event of Default (as that term is defined in the Secured Convertible Debenture dated March 1, 2006 given by Vannessa to Exploram); and

(b)

June 30, 2006,

Security:

General security agreement over all of the present and after-acquired personal property of Vannessa executed pursuant to the Secured Convertible Debenture granted by Vannessa in favour of Exploram on March 1, 2006 ("GSA"), which included all indebtedness of Vannessa owing from time to time to Exploram.

Closing:	Upon execution and delivery of the Note by Vannessa and advance of the Funds by Exploram, to be no later than April 15, 2006.
Structuring Fee:	3% of principal amount payable in cash on closing.
Expenses:	All reasonable costs and expenses incurred by Exploram for enforcement costs under the GSA are for Vannessa's account.
Governing Law:	Alberta.

If the foregoing correctly sets forth your understanding and agreement with respect to the Financing, please so confirm by countersigning and returning to the undersigned a counterpart hereof.

Very truly yours,

EXPLORAM ENTERPRISES LTD.

By:

Name:

D.W. Walker

Title:

Vice President & Chief Financial Officer

By:

Name:

R.M. Melrose

Title:

Vice President, General Counsel & Secretary

Confirmed and agreed to this 13th day of April, 2006

VANNESSA VENTURES LTD.

By:

Name: John Morgan

Title:

President

By:

Name:

Cameron Boyer

Title:

Controller